SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: March 4, 2022

List of materials

Documents attached hereto:

i) Press release: Sony Group Corporation Announces Signing of Memorandum of Understanding with Honda Motor Co., Ltd. for Strategic Alliance in the Mobility Field

March 4, 2022
Sony Group Corporation

Sony Group Corporation Announces Signing of Memorandum of Understanding with
Honda Motor Co., Ltd. for Strategic Alliance in the Mobility Field

Sony Group Corporation (“Sony”) today announced that it has signed a memorandum of understanding with Honda Motor Co., Ltd. (“Honda”) for a strategic alliance in the field of mobility (the “Memorandum of Understanding”).

1. Background and Purpose of the Memorandum of Understanding
Sony has continued to promote “VISION-S,” an initiative aimed at contributing to the evolution of mobility, since its announcement in January 2020. Today, Sony and Honda agreed to deepen discussion and exploration of forming a strategic alliance (the “Alliance”) that aims to create a new era of mobility and mobility services. The Alliance aims to bring together Honda’s mobility development capabilities, vehicle body manufacturing technology and after-sales service management experience cultivated over many years, with Sony’s expertise in the development and application of imaging, sensing, telecommunication, network, and entertainment technologies, to realize a new generation of mobility and mobility services that are closely aligned with users and the environment, and continue to evolve going forward.

2. Summary of the Memorandum of Understanding
Sony and Honda intend to establish a joint venture (the “New Company”) through which they plan to engage in the joint development and sales of high value-added battery electric vehicles (EVs) and commercialize them in conjunction with providing mobility services. For further details, please also refer to the attached press release.

3. Schedule
Going forward, Sony will carry out negotiations with Honda toward executing binding definitive agreements for the Alliance, with a goal of establishing the New Company within 2022, subject to the execution of the definitive agreements and relevant regulatory approvals. Sales of the first EV model from the New Company are expected to start in 2025.

4. Outlook
Definitive agreements for the Alliance are planned to be signed after the final agreement and decision regarding the details of the Alliance. Sony will disclose any additional material developments in a timely manner.

Sony Group Corporation Honda Motor Co., Ltd.

Sony and Honda Sign Memorandum of Understanding for Strategic Alliance in Mobility Field

March 4, 2022, Tokyo, Japan – Sony Group Corporation (“Sony”) and Honda Motor Co., Ltd. (“Honda”) today announced that they have agreed to deepen discussion and exploration of forming a strategic alliance that aims to create a new era of mobility and mobility services. Specifically, the two companies have signed a memorandum of understanding that outlines their intent to establish a joint venture (“New Company”) through which they plan to engage in the joint development and sales of high value-added battery electric vehicles (EVs) and commercialize them in conjunction with providing mobility services.

The two companies will proceed with negotiations toward executing various definitive binding agreements, including a joint development agreement and a joint venture agreement, with a goal of establishing the New Company within 2022, subject to execution of the definitive agreements and relevant regulatory approvals.

This alliance aims to bring together Honda’s mobility development capabilities, vehicle body manufacturing technology and after-sales service management experience cultivated over many years, with Sony’s expertise in the development and application of imaging, sensing, telecommunication, network, and entertainment technologies, to realize a new generation of mobility and services that are closely aligned with users and the environment, and continue to evolve going forward.

Sales of the first EV model from the New Company are expected to start in 2025. The New Company is expected to plan, design, develop, and sell the EVs, but not own and operate manufacturing facilities, so Honda is expected to be responsible for manufacturing the first EV model at its vehicle manufacturing plant. It is expected that a mobility service platform will be developed by Sony and made available for the New Company.

Comment from Kenichiro Yoshida, Representative Corporate Executive Officer, Chairman, President and CEO, Sony Group Corporation

“Sony’s Purpose is to ‘fill the world with emotion through the power of creativity and technology.’ Through this alliance with Honda, which has accumulated extensive global experience and achievements in the automobile industry over many years and continues to make revolutionary advancements in this field, we intend to build on our vision to ‘make the mobility space an emotional one,’ and contribute to the evolution of mobility centered around safety, entertainment and adaptability.”

Comment from Toshihiro Mibe, Director, President, Representative Executive Officer and CEO, Honda Motor Co., Ltd.

“The New Company will aim to stand at the forefront of innovation, evolution, and expansion of mobility around the world, by taking a broad and ambitious approach to creating value that exceeds the expectations and imagination of customers. We will do so by leveraging Honda’s cutting-edge technology and know-how in relation to the environment and safety, while aligning the technological assets of both companies. Although Sony and Honda are companies that share many historical and cultural similarities, our areas of technological expertise are very different. Therefore, I believe this alliance which brings together the strengths of our two companies offers great possibilities for the future of mobility.”

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